UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

Dated December 1, 2020

Commission File Number: 001-10086

VODAFONE GROUP

PUBLIC LIMITED COMPANY

(Translation of registrant’s name into English)

VODAFONE HOUSE, THE CONNECTION, NEWBURY, BERKSHIRE, RG14 2FN, ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐        No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____.

This Report on Form 6-K contains the following:-

1.	A Stock Exchange Announcement dated 2 November 2020 entitled ‘TOTAL VOTING RIGHTS AND CAPITAL’.

2.	A Stock Exchange Announcement dated 18 November 2020 entitled ‘NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS’.

3.	A Stock Exchange Announcement dated 23 November 2020 entitled ‘VODAFONE COMMITS TO NET ZERO CARBON EMISSIONS BY 2040’.

4.	A Media Announcement dated 25 November 2020 entitled ‘VODAFONE NETWORK TAKES TO THE SKY TO ENSURE SAFE PASSAGE FOR DRONES’.

RNS Number : 9099D

Vodafone Group Plc

02 November 2020

VODAFONE GROUP PLC

TOTAL VOTING RIGHTS AND CAPITAL

In conformity with Disclosure Guidance and Transparency Rule 5.6.1R, Vodafone Group Plc (“Vodafone”) hereby notifies the market that, as at 31 October 2020:

Vodafone’s issued share capital consists of 28,816,830,508 ordinary shares of US$0.20 20/21 of which 1,984,763,443 ordinary shares are held in Treasury.

Therefore, the total number of voting rights in Vodafone is 26,832,067,065. This figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Vodafone under the FCA’s Disclosure Guidance and Transparency Rules.

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

END

RNS Number : 7855F
Vodafone Group Plc
18 November 2020

Vodafone Group Plc

(the "Company")

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL
RESPONSIBILITY OR CONNECTED PERSONS

Acquisition of shares

The below individual acquired shares under the Vodafone Global Incentive Plan. The conditional share award was granted on 16 November 2018 by the Company, and vesting of the award was conditional on continued employment with the Vodafone Group.

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Johan Wibergh
2	Reason for the notification
a)	Position/status	Vodafone Group Technology Officer
b)	Initial notification/ Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Vodafone Group Plc
b)	LEI	549300MSQV80HSATBG53
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument and identification code	Ordinary shares of US$0.20 20/21 each in Vodafone Group Plc (ISIN: GB00BH4HKS39)
b)	Nature of the transaction	Vesting of retention shares under the Global Long Term Retention (GLTR) plan. Sale of shares to satisfy tax withholding obligations.
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		GBP nil	215,066
		GBP 1.227941	101,538

d)	Aggregated information: volume, Price

Aggregated volume of shares acquired: 215,066 Ordinary shares

Aggregated price of shares acquired: GBP nil

Aggregated volume of shares sold: 101,538 Ordinary shares

Aggregated price of shares sold: GBP 124,682.67

e)	Date of the transaction	2020-11-16
f)	Place of the transaction	London Stock Exchange (XLON)

The below individual acquired shares under the Vodafone Global Incentive Plan. The share award was granted on 17 November 2017 by the Company and vesting of the award was conditional on continued employment with the Vodafone Group and on the satisfaction of the Free Cash Flow performance condition approved by the Remuneration Committee. For further details of the Plan, please see the Company's 2020 Annual Report, available at www.vodafone.com/investor.

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Colman Deegan
2	Reason for the notification
a)	Position/status	Vodafone Spain Chief Executive Officer
b)	Initial notification/ Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Vodafone Group Plc
b)	LEI	549300MSQV80HSATBG53
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument and identification code	Ordinary shares of US$0.20 20/21 each in Vodafone Group Plc (ISIN: GB00BH4HKS39)
b)	Nature of the transaction	Vesting of performance shares as part of the Global Long Term Incentive (GLTI) plan for Senior Leadership Team members. Sale of shares to satisfy tax withholding obligations.
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		GBP nil	133,397
		GBP 1.2316	57,061

d)	Aggregated information: volume, Price

Aggregated volume of shares acquired: 133,397 Ordinary shares

Aggregated price of shares acquired: GBP nil

Aggregated volume of shares sold: 57,061 Ordinary shares

Aggregated price of shares sold: GBP 70,276.33

e)	Date of the transaction	2020-11-17
f)	Place of the transaction	London Stock Exchange (XLON)

RNS Number : 0919G

Vodafone Group Plc

23 November 2020

23 November 2020

VODAFONE COMMITS TO NET ZERO CARBON EMISSIONS BY 2040

2030 carbon reduction targets approved by the Science Based Targets initiative to keep global warming within 1.5°C

Vodafone today committed to reducing the company's total global carbon emissions to 'net zero' by 2040 and confirmed that its 2030 carbon reduction targets have been approved by the Science Based Targets initiative as in line with reductions required to keep warming to 1.5°C, the most ambitious goal of the Paris Agreement.

By 2030, Vodafone will eliminate all carbon emissions from its own activities and from energy it purchases and uses (Scope 1 and 2).  Vodafone also pledged that by 2030 it will halve carbon emissions from Scope 3 sources, including joint ventures, all supply chain purchases, the use of products it has sold and business travel.

By 2040, Vodafone will have eliminated Scope 3 emissions completely - bringing forward by ten years Vodafone's original 2050 ambition to reach 'net zero' across its full carbon footprint.

Vodafone Group CEO Nick Read said: "Vodafone believes in leading by example, so today we have pledged to become fully 'net zero' by 2040 and the Science Based Targets initiative has confirmed that our 2030 carbon targets are in line with the most ambitious goal of the Paris Agreement.

"We are committed to reduce our carbon footprint through improved energy efficiency, renewable energy supply, reducing our network waste and new environmental criteria when we select suppliers.  Vodafone will also enable our customers to reduce their environmental footprint through use of our services, including the Internet of Things."

Tom Delay, Chief Executive at the Carbon Trust, developers of ICT sector pathway and technical support to Vodafone's target development, added: "The Carbon Trust is proud to have supported Vodafone in the creation of these ambitious targets aligned with the science and global ambitions required to keep global warming within 1.5°C. This strategy will put Vodafone on a clear path to a 1.5°C future and will be at the forefront of a sector taking a clear leadership role in reducing their emissions and enabling others to do so as well."

Science-Based Targets

The Science Based Targets initiative (SBTi) is a collaboration between CDP, the United Nations Global Compact, World Resources Institute (WRI) and the World Wide Fund for Nature (WWF). The SBTi defines and promotes best practice in science-based target setting and independently assesses companies' targets in line with the latest climate science.

Vodafone is one of over 500 companies to have their greenhouse gas emissions reduction targets validated by the SBTi.  Vodafone has joined several leaders in this area by setting ambitious reduction targets that limit the increase in global warming to 1.5°C, in line with the most ambitious goal of the Paris Agreement goal to limit rises to 1.5°C above pre-industrial levels.

Vodafone is one of the first major telecoms operators to develop science-based targets that follow the pathway recently developed for the information and communication technology sector through a collaboration between ITU, GeSI, the GSMA, and the Science Based Targets initiative.  The pathway sets out specific emissions reduction trajectories in line with climate science for companies operating mobile networks, fixed networks and/or data centres. Vodafone also met the required ambition thresholds of the absolute contraction approach defined by the Science Based Targets initiative.

Building on Vodafone's previous commitments to the planet

Today's announcement further supports Vodafone's aim of building a digital society that enhances socio-economic progress, embraces everyone and does not come at the cost of the planet.

In 2019, Vodafone committed to purchasing all electricity from renewable sources, halving its environmental footprint by 2025 and reusing, reselling or recycling 100% of its network waste, supporting the move towards a more circular economy.

By no later than July 2021, Vodafone's European network will be powered by 100% renewable electricity - creating a Green Gigabit Net for customers across 11 markets that will grow sustainably using only power from wind, solar or hydro sources.

In July 2020, Vodafone also announced an ambitious new target to help business customers who use its services reduce their own carbon emissions by a cumulative total of 350 million tonnes globally over 10 years between 2020 and 2030.

In September 2020, Vodafone became one of the first global companies to announce it would assess supplier commitments to the environment, diversity and inclusion when they tender for new work, with a supplier's 'purpose' accounting for 20% of the evaluation criteria for a 'Request For Quotation' (RFQ).  Vodafone's updated RFQ process now examines whether suppliers have environmental policies to address carbon reduction, renewable energy, plastic reduction, circular economy and product lifecycle.

In May 2019, Vodafone issued its first €750 million green bond to finance or refinance projects to help meet the company's environmental objectives, subsequently reporting which projects were eligible under the use of proceeds and how they were selected.

Vodafone's Greenhouse gas (GHG) emissions and targets

	2020 baseline	2030 target	2040 Net Zero target
Scope 1 & 2 emissions	1.84 million t CO2e	100% reduction[1]	100% reduction
Scope 3 emissions	11.9 million tCO2e	50% reduction	100% reduction

1.     Includes 5% reduction through carbon offsets.

- ends -

Notes for Editors

Net zero definition

We define net zero as zero carbon emissions achieved by setting a 1.5°C Science Based Target for full value-chain emissions (scope 1, 2, & 3) and sequestrating remaining limited hard-to-decarbonise emissions with certified GGR (Greenhouse Gas Removals).

Carbon neutral definition

Neutral carbon emissions are achieved through a carbon reduction plan (with no precondition of having set a Science Based Target) and remaining emissions are compensated by purchasing carbon offsets that either result in carbon reductions, efficiencies or sinks.

Scope 3 carbon footprint boundary

Vodafone Group's Scope 3 carbon footprint includes emissions from purchased goods and services, capital goods, fuel and energy-related activities, waste generated in operations, business travel, upstream leased assets, use of sold products and investments.

For more information, please contact:

Investor Relations	Media Relations
Investors.vodafone.com	vodafone.com/news-and-media
ir@vodafone.co.uk	GroupMedia@vodafone.com

Registered Office: Vodafone House, The Connection, Newbury, Berkshire RG14 2FN, England. Registered in England No. 1833679

About Vodafone

Vodafone is a leading telecommunications company in Europe and Africa. Our purpose is to "connect for a better future" and our expertise and scale gives us a unique opportunity to drive positive change for society. Our networks keep family, friends, businesses and governments connected and - as COVID-19 has clearly demonstrated - we play a vital role in keeping economies running and the functioning of critical sectors like education and healthcare.

Vodafone is the largest mobile and fixed network operator in Europe and a leading global IoT connectivity provider. Our M-Pesa technology platform in Africa enables over 45m people to benefit from access to mobile payments and financial services. We operate mobile and fixed networks in 21 countries and partner with mobile networks in 48 more. As of 30 September 2020, we had over 300m mobile customers, more than 27m fixed broadband customers, over 22m TV customers and we connected more than 112m IoT devices.

We support diversity and inclusion through our maternity and parental leave policies, empowering women through connectivity and improving access to education and digital skills for women, girls, and society at large. We are respectful of all individuals, irrespective of race, ethnicity, disability, age, sexual orientation, gender identity, belief, culture or religion.

Vodafone is also taking significant steps to reduce our impact on our planet by reducing our greenhouse gas emissions by 50% by 2025, purchasing 100% of our electricity from renewable sources by 2025, and reusing, reselling or recycling 100% of our redundant network equipment.

For more information, please visit www.vodafone.com, follow us on Twitter at @VodafoneGroup or connect with us on LinkedIn at www.linkedin.com/company/vodafone.

Vodafone Group Plc

25 November 2020

25 November 2020

VODAFONE NETWORK TAKES TO THE SKY TO ENSURE SAFE PASSAGE FOR DRONES

Vodafone and Ericsson trial establishes automated flight paths for connected drones

Vodafone and Ericsson have successfully tested safe sky corridors for drones using intelligent aspects of the mobile network.

The technological breakthrough will allow professional drone operators, critical national infrastructure providers and emergency services to deliver medical, commercial and industrial supplies safe in the knowledge that they will arrive at the correct destination on time whilst remaining connected to the mobile network.

In a proof of concept trial conducted this month at Vodafone’s 5G Mobility Lab in Aldenhoven, Germany, the companies used intelligence from the network to produce coverage maps, which enabled the drone to stay in areas with a good signal up in the air. They also collated anonymised mobile user information so the drone could avoid heavily crowded areas down on the ground. They did this using information obtained via Vodafone’s ‘Network Exposure Layer’, which makes network data easy to utilise, whilst keeping it secure.

Vodafone can provide these two key pieces of information to trusted third parties via Application Programming Interfaces (APIs) to enable users to quickly and easily plot a pre-determined path for the drone, ensuring constant contact with the control centre, even when out of sight. In this scenario, Vodafone could offer a hospital access, via an API, to non-sensitive network information to send a drone to a scene of an accident.

As part of a separate test simulation, Vodafone in Spain recently flew a lightweight defibrillator to the scene of a cardiac arrest patient using a drone controlled by 5G.

Vodafone Group’s Chief Technology Officer Johan Wibergh said: “The mobile network is a data-rich asset that can be responsibly and securely utilised to aid society. We are evolving our software-driven, intelligent network into a powerful platform that can deliver new digital services. The responsible use of drones is just one such example but there will be many more.

“APIs will speed up the adoption of drones for commercial and public sector use, bringing many benefits such as being able to assess fires, deliver medical supplies, and help businesses survey hazardous conditions like construction sites, power lines and our own mobile masts, quicker and more safely.”

Erik Ekudden, Senior Vice President, CTO and Head of Group Function Technology of Ericsson, added: “Drones are immensely powerful tools for many businesses and we are only scratching the surface of the possibilities they open up, which makes our collaboration with Vodafone all the more exciting.

“Smarter network capabilities on our reliable mobile network will enable key industries such as healthcare, construction, and agriculture to accelerate site deployment, reduce health and safety hazards, and help save lives. With this technology, service providers can expand their cellular IoT services for enterprises and confidently meet regulatory guidelines. This is another milestone in Ericsson’s partnership with Vodafone, as we continue to evolve our network and meet the diverse needs of fundamental industries.”

Telco as a Service (TaaS)

Cellular-connected drones form part of Vodafone’s multi-year journey to redefine its technology architecture on a ‘Telco as a Service’ (‘TaaS’) model, based on platforms that deliver new software, video and data applications at scale (see page 8 of the Vodafone Group half-year results release here). By extracting intelligence from its converged pan-European and African networks, combined with the use of open source software components, Vodafone can offer developers and businesses a cost-effective and quick way of automating services for millions of customers.

Video tuning

As part of the trial, Vodafone and Ericsson also explored ways to use the network to control key features of the drone such as being able to improve the definition of the video instantly without impacting other services. This is particularly useful in situations where the video is not required for the entire mission, like being able to inspect a suspension bridge or check on the condition of a mountaineer.

This trial builds on work carried out by Vodafone and Ericsson in 2018, in which they worked to mitigate possible interference from the drone when it received signals from multiple mobile sites.

- ends -

For further information: Vodafone Group
Media Relations	Investor Relations
GroupMedia@vodafone.com	IR@vodafone.co.uk

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Registrant)

Dated: December 1, 2020	By:	/s/ R E S MARTIN
Name: Rosemary E S Martin
Title: Group General Counsel and Company Secretary